Exhibit 99.6

BCE Inc.
EXHIBIT TO 2016 THIRD QUARTER FINANCIAL STATEMENTS
EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended September 30, 2016 and give effect to the issuance and redemption of all long-term debt since October 1, 2015 as if these transactions occurred on October 1, 2015 and are based on unaudited financial information of BCE Inc.

September 30, 2016

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	5.1 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	5.2 times